Exhibit 99.1

Draganfly CEO Cameron Chell Addresses Canadian Senate on Strengthening National Defence Capability

Ottawa, ON – April 14, 2026 — Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, today announced that Chief Executive Officer Cameron Chell appeared before the Standing Senate Committee on National Security, Defence and Veterans Affairs to provide insights on Canada’s evolving defence landscape and the role of domestic industry in strengthening national capability.

In his remarks, Chell emphasized the urgent need for Canada to align procurement processes with the realities of modern conflict, where speed, scalability, and adaptability are critical to operational success.

“Weapons can win a battle—but industrial capacity wins wars and ensures sovereignty,” said Chell. “Canada has world-class innovation and talent. What is required now is decisive alignment between policy, procurement, and industry to ensure that Canadian capabilities are not only developed here—but deployable, scaled, and able to be relied upon when it matters most.”

Drawing on Draganfly’s experience operating within U.S. defence procurement environments, Chell highlighted key differences in how allied nations are accelerating the deployment of emerging technologies, including autonomous systems and drone platforms. He noted that while Canada has strong foundational capabilities, modernization of procurement thinking and frameworks is critical to remain relevant, be competitive and meet evolving defence commitments.

During his testimony, Chell outlined three strategic priorities for Canada’s Defence Industrial Strategy:

●	Recognizing Canadian technology companies as strategic national assets
●	Create clear economic pathways to scale successful pilot programs directly into purchase orders and deployable capability
●	Building integrated ecosystems that directly connects industry, operators, and supply chains

“Modern defence is no longer defined by singular systems, but by the ability to rapidly iterate, produce, iterate again, and sustain capability at scale,” Chell added. “Canada is at a pivotal moment to lead, if we act decisively.”

Draganfly, with more than 25 years of experience supporting public safety, defence, and critical infrastructure operations, continues to work closely with government and industry partners across North America to advance the deployment of innovative drone solutions.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly delivers award-winning technology to the public safety, civil, military, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

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Media Contacts

Erika Racicot

Email: media@draganfly.com

Alvina Alston

Email: Alvina@MoreMediaHits.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com